SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
FORM U-6B-2

Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by
Central Maine Power Company

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of security or securities.

New Hampshire Business Finance Authority Pollution Control Revenue Refunding Bonds

(Central Maine Power Company Project) Series 2001

2.  Issue, renewal or guaranty.

Issue.

3.  Principal amount of each security.

$19,500,000

4.  Rate of interest per annum of each security.

5 3/8%

5.  Date of issue, renewal or guaranty of each security.

December 1, 2001

6.  If renewal of security, give date of original issue.

Not Applicable.

7.  Date of maturity of each security.

May 1, 2014

8.  Name of person to whom each security was issued, renewed or guaranteed.

Issued to qualified institutional buyers as defined in Rule 144A under the 1933 Act.

9.  Collateral given with each security, if any.

Not Applicable.

10.  Consideration received for each security.

$19,529,114.58

11.  Application of proceeds of each security.

To repay long-term debt.

12.  Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a.  the provisions contained in the first sentence of Section 6(b)  ___
b.  the provisions contained in the fourth sentence of Section 6(b) ___
c.  the provisions contained in any rule of the Commission other than     Rule U-48  X

13.  Not Applicable.

14.  Not Applicable.

15.  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.

Date: December 20, 2001

Central Maine Power Company
By: /s/Curtis I. Call Curtis I. Call Vice President, Controller and Treasurer